Exhibit 99.85

FORM 51 – 102F2

AMENDED
ANNUAL INFORMATION FORM

Year ended March 31, 2011

August 3, 2011

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	1
MINERAL RESERVE AND RESOURCE ESTIMATES	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
DESCRIPTION OF THE BUSINESS	8
Risk Factors	8
Mineral Properties	14
DIVIDENDS	35
CAPITAL STRUCTURE	35
MARKET FOR SECURITIES	37
ESCROWED SHARES	37
DIRECTORS AND OFFICERS	37
Director and Officer Information	37
Shareholdings of Directors and Officers	39
Corporate Cease Trade Orders or Bankruptcies	39
Penalties or Sanctions	39
Conflicts of Interest	40
LEGAL PROCEEDINGS	40
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
REGISTRAR AND TRANSFER AGENT	40
MATERIAL CONTRACTS	40
INTEREST OF EXPERTS	41
AUDIT COMMITTEE INFORMATION	42
ADDITIONAL INFORMATION	44

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FORWARD LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains forward-looking statements concerning Timmins Gold Corp. (the “Company”) and its plans for its properties and other matters, within the meaning of applicable Canadian securities laws. Forward-looking statements include, but are not limited to, statements with respect to commercial mining operations, anticipated metal recoveries, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, capital budgets, costs and expenditures and conversion of mineral resources to proven and probable reserves, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or proven and probable reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Some of the important risks and uncertainties that could affect forward looking statements are described in this AIF under "Description of Business – Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

MINERAL RESERVE AND RESOURCE ESTIMATES

All mineral reserve and resource estimates contained in this AIF are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards. “Inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category of resources. Investors are also cautioned not to assume that any part or all of the mineral deposits in the measured and indicated mineral resource categories will ever be converted into proven and probable reserves.

CORPORATE STRUCTURE

Timmins Gold Corp. was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005.

The Company’s registered and records office is located at Suite 1900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company’s head office and business office is located at Suite 1900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company’s head office in Mexico is located at Blvd. Solidaridad #335 A, Edificio ‘A’ – Primera Planta Local 3, Col Palmar del Sol, Hermosillo, Sonora, Mexico, 83270. The Company also maintains field offices at the San Francisco Mine site, near Estacion Llano, Sonora and Magdalena de Kino, Sonora.

The Company has two wholly owned subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. (“Timmins Mexico”) and Molimentales del Noroeste, S.A. de C.V. (“Molimentales”). Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which the Company conducts its Mexican operations. Molimentales was acquired from Geomaque de Mexico, S.A. de C.V., (“Geomaque”) pursuant to an acquisition agreement dated March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco Gold Mine (the “Mine”).

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a gold mining and exploration company engaged in exploration, mine development and the mining and extraction of precious metals, primarily gold. The Company’s primary asset and only material mineral property is the San Francisco Gold Property located in Sonora, Mexico, which includes the Company’s only operating mine (the “Mine”). The Company attained commercial production at the Mine on April 1, 2010 and the ramp-up to full production is proceeding as planned.

The Mine was previously developed and operated by Geomaque. In 2005 the Company entered into an agreement to acquire a 100% interest in the Mine for total consideration of $5.0 million and 10.0 million common shares of the Company. In addition, the Company was required to purchase certain mining and processing equipment for C$4.2 million including Mexican value added tax. Most of the equipment and facilities at the Mine have been refurbished and are being used in operations. As at March 31, 2011, the remaining liability is $1,672,560, with a related restricted cash balance of $1,716,170. See Note 7 of our consolidated financial statement for a description for the amount outstanding.

On March 31, 2008, Micon International Limited, an independent mineral engineering firm, (“Micon”) and Independent Mining Consultants, Inc., an independent mineral engineering firm, (“IMC”) produced an independent pre-feasibility study on the San Francisco Mine entitled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico (the “Pre-Feasibility Study”). The Pre-Feasibility Study was updated on January 16, 2009. The Pre-Feasibility Study recommended development and re-commissioning of the Mine, and concluded that it was an advanced-stage exploration project with significant economic potential. On November 30, 2010, Micon produced an independent technical report on the Mine entitled NI 43-101 F1 Technical Report – Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, (the “Report”). The Report concluded that the Mine and property merit further exploration and supports the Company’s proposed exploration plans.

During fiscal 2008 and 2009 the Company focused its efforts on successfully arranging financing for the construction and re-commissioning of the Mine. During this period, construction of a new secondary and tertiary crushing system at the Mine was completed and testing was undertaken. The gold extraction plant was refurbished and tested, and mine infrastructure for the Mine, including its power supply and connection to civil works, was put in place. In addition, a third drill program was implemented with the objective of expanding the known mineral resources at the Mine. During fiscal 2009 the Company also completed a regional exploration program consisting of geological mapping and sampling, soil geochemistry and ground and airborne geophysics. Work proceeded on the new heap leach pads with liners being placed on the first eight hectares, and emergency pond and channel liners were also installed. During 2009, the assay lab at the Mine became operational and processed samples from drilling activity in support of planning for expansion of the existing open pit. The Company commenced pre-stripping waste in the fourth quarter of 2009, and at that time it also commenced the crushing and leaching of ore.

During fiscal 2010, commercial production began in April and the ramp-up to full production at the Mine proceeded as planned. Based on drill success, and an increased resource estimate provided in November 2010, a decision was made to expand crushing capacity to 18,000 tonnes per day. Additional equipment has been added to achieve the new targeted production level. In order to reach the new production level, three new carbon columns were built, additional water rights have been purchased, a new module has been added to the secondary and tertiary crushers and additional mining equipment has been delivered. Currently three Komatsu shovels, one Caterpillar loader and sixteen 91 tonne Caterpillar trucks are on site for full scale open pit extraction of materials, including ore and waste, at a current average rate of 75,000 tonnes per day. The Company’s targeted level of production of 18,000 tonnes of ore per day to the heap leach pads is expected by July, 2011 as the crusher expansion will be fully operational by that date. See “Production, Reserves and Resources”, below.

The crush size of the ore being stacked on the heap leach pads is 100% less than ½ inch. This crush size is projected to attain recoveries of approximately 70% on average. Leach extraction is proceeding with no visible pooling or channeling. Preliminary indications from early production indicate that the targeted metallurgical recoveries of 70% will be attained. See “Processing”, below.

All mining activities at the Mine are carried out by a mining contractor. The contractor provides all the required mining equipment and personnel required to meet production targets. The Company provides contract supervision, geology, engineering and planning and survey services to the Company’s employees.

Production, Reserves and Resources

The table below shows the production rates that have been achieved since the commencement of operations at the Mine.

Category	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total /
	2010	2010	2010	2011	Average
Ore (Dry tonnes)	905,296	1,090,768	1,208,678	1,207,339	4,412,081
Average Grade (g/t Au)	0.7180	0.817	0.939	0.895	0.852
Waste Mined	4,077,568	3,878,015	4,568,616	5,096,932	17,621,131
Total Mined (tonnes)	4,982,864	4,968,783	5,777,294	6,304,271	22,033,212
Strip Ratio	4.5	3.6	3.8	4.2	4.0
Gold ounces Recoverable	14,145	19,374	25,033	24,088	82,640
Gold ounces Sold	11,319	15,682	20,031	15,730	62,761
Days	91	92	92	90	365
Average Ore Processed (t/d)	9,948	11,856	13,138	13,415	12,088
Total Mined (t/d)	54,757	54,009	62,797	70,047	60,365

For the twelve months ended March 31, 2011, the Company sold 62,761 ounces of gold and sold 33,874 ounces of silver.

Mineral Resource Estimates

MINERAL RESOURCES THAT ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY. IN ADDITION, INFERRED MINERAL RESOURCES ARE CONSIDERED TOO SPECULATIVE GEOLOGICALLY TO HAVE THE ECONOMIC ANALYSIS APPLIED TO THEM THAT WOULD ENABLE THEM TO BE CATEGORIZED AS MINERAL RESERVES. SEE “MINERAL RESERVE AND RESOURCE ESTIMATES”.

In November 2010, following a step out drill program, the Company announced a significant increase in its resource estimate for the Mine. The new resource estimates are illustrated in the table below. The updated mineral resource estimates were completed by Mr. William Lewis, B.Sc. P.Geo and Ing. Alan San Martin, MAusIMM of Micon. The mineral resource estimate was based on a gold price of $1,100 per ounce and a 0.131 g/t gold cutoff grade, and utilizes all drill results available at August 31, 2010.

	Resources	Ore Grade	Contained Gold
Resource Classification	(000 t)	(g/t Au)	(oz)
Measured Mineral Resource	19,089	0.797	489,000
Indicated Mineral Resource	23,044	0.658	495,000
Total	42,531	0.720	984,000

Inferred Mineral Resource	10,308	0.628	208,000

Estimates of the mineral resources at the Mine were initially published in the Pre-Feasibility Study. Prior to this, in 2006, the Company engaged IMC to estimate the mineral resources for the Mine using the historical Geomaque data along with the results of the Company’s 2005 and 2006 exploration drilling programs. IMC developed a three-dimensional block model and used floating cone techniques to develop a mineral resource within a constrained pit outline. To fulfill the criterion for potential economic viability, only material lying within a floating cone pit shell at a gold price of $500 per ounce and additional cost and recovery parameters developed by the Company and IMC WAS reported as a mineral resource. The drilling database the Company provided to IMC consists of 1,133 drill holes amounting to 116,000 meters of drilling. There are 62,137 sample intervals of which 61,346 were assayed for gold. The sampling interval is predominantly 2 meters (86% of the intervals), though about 7% of the intervals are 1.5 meters in length, and about 3% of the intervals are 1 meter in length. The initial resource estimates contained in the Pre-Feasibility Study were as follows.

	Resources	Gold (g/t	Contained
Resource Classification	(000 t)	Au)	Gold (oz)
Measured Mineral Resource	5,352	0.912	156,930
Indicated Mineral Resource	22,296	0.781	559,860
Total	27,648	0.806	716,790

Inferred Mineral Resource	2,506	0.788	63,490

Mineral Reserve Estimate

In November 2010, following a step out drill program, the Company announced a significant increase in its reserve estimate for the Mine, as shown in the table below. This revised reserve estimate constitutes a 28% increase in contained gold from the previous estimate. The updated mineral reserve estimates were completed by Mr. Mani Verma, M.Eng, P.Eng, of Micon. The mineral reserves were based on a gold price of $900 per ounce, a 0.16 g/t gold cutoff grade and a weighted average recovery of 70%. In addition to the tonnages presented below, total waste rock within the final pit outline is estimated at 95.34 million tonnes. The reserve includes a dilution factor of 12% according to the type of mineralization and the size of the blocks modeled.

Reserve Classification	Reserves (000 t)	Ore Grade (g/t)	Contained Gold (oz)
Proven	17,194	0.756	418,000
Probable	17,738	0.635	362,000
Total	34,932	0.695	780,000

The table below shows the mineral reserve estimates of the Pre-Feasibility Study. These mineral reserve estimates were made as of February 29, 2008. Micon classified both the measured and indicated mineral resources within the open pit as a probable mineral reserve. In addition to the Mine tonnage, total waste rock within the final pit outline is estimated to be 46.0 Mt, giving a stripping ratio (waste to ore ratio) of 2.0:1.

Case	Reserve Class	Gold Cut-Off (g/t)	Reserve (000 t)	Grade (g/t)	Gold (000 oz)
High Grade Crusher Feed	Probable	0.50	12,000	1.05	403.7
Low Grade Crusher Feed	Probable	0.23	4,653	0.88	132.0
Sub-total Crusher Feed	Probable		16,653	1.01	535.7
Low Grade ROM Leach	Probable	0.28	5,981	0.39	75.3
Grand Total	Probable		22,634	0.84	611.0

Strategy

The Company’s activities during the fiscal year ended March 31, 2011 focused on optimizing and expanding the operations at the Mine. The Company continued to maintain its property rights with respect to all of its property interests but did not undertake any significant activity on areas outside of the Mine. Although the Company evaluates other opportunities as they are presented, its principal focus is to increase production at the Mine and generate positive cash flows from operations. The Company also plans to continue its drilling program to seek to expand reserves at the Mine. The drilling conducted during the period from January 1 to June 30, 2010 was concentrated in three areas: (i) northwest of the main ore body, (ii) southeast of the main ore body, and (iii) along the southwest flank of the pit. The additional measured and indicated resources announced in November, 2010 were located contiguous to the northwest, the southeast and the southwest of the existing pit limits. From July 2010 to March 31, 2011, the Company drilled an additional 55,000 meters in the same areas. The Company currently has eight drill rigs operating around the Mine and one drill rig exploring targets outside of the Mine area. The Company is targeting a drilling rate of between 25,000 and 30,000 meters per month for the period from June to the end of December, 2011. The total expenditures for the next phase of exploration, including other related payments such as assays are estimated to be approximately $2.5 million per month which is being funded from cash flow from operations.

Regional exploration on the Company’s 70,000 hectare land package in and around the Mine is also being undertaken. Drill results to date indicate that the zone of mineralization extends to the west, northwest and southeast of the currently defined resource and remains open along strike in each direction and at depth. Regional exploration on the Company’s land holdings in and around the Mine is also being planned.

From July, 2010 to the end of March, 2011, the Company drilled 63,000 meters in the same areas. The Company currently has nine drill rigs (six reverse circulation and three core) operating around the mine and is targeting 25,000 to 30,000 meters of drilling per month for the period from June 30, 2011 to December 31, 2011.

Based on the conclusions of the Report, the Company expects that open pit mining will continue at the Mine until early 2016 and that the Company’s sustaining capital expenditure requirements will be approximately $10.6 million over that period, assuming we achieve production of 18,000 tonnes of ore per day to the heap leach pads.

The following table shows a summary of our projected operating costs over the expected life of the Mine, based on the conclusions of the Report:

		LOM	LOM
	LOM Total	Average	Average
	$ millions	$ /t	$ /oz Au
Mining costs	159.8	4.79	297.68
Crushing costs	49.0	1.47	91.36
Leach costs	32.4	0.97	60.37
ADR costs	8.2	0.25	15.22
Metallurgy and Lab costs	2.4	0.07	4.53
General & Admin costs	10.7	0.32	19.88
Total cash operating cost	262.5	7.88	489.05

Gold Sales

The Company delivers gold and silver in doré form to an internationally respected precious metal refinery in North America where the doré may, at the Company’s option, be converted into London Good Delivery metal, or alternatively, be sold to the refiner. Gold is delivered to the refinery by armoured, insured carriers. If metal is returned to the Company, it is then sold to international bullion dealers.

Expansion Plans

The Company reviews merger and acquisition opportunities on an ongoing basis. In late September, 2010 the Company was unsuccessful in a merger proposal with Capital Gold Corporation. (“Capital Gold”). The Company will continue to review expansion opportunities as they arise.

Financings

During fiscal 2011, the Company did not raise any capital from the issuance of equity or debt instruments.

In June, 2011, subsequent to the end of fiscal 2011, the Company replaced and restructured its debt. Under the previous arrangement, Sprott Asset Management LP, (“SAM”) for and on behalf of certain of the Sprott funds, agreed to provide US$15 million financing in senior secured notes (the “Notes”). The Notes were used to pay down existing debt, and to pay for existing equipment and for general working capital to complete development and the commissioning of operations at the Mine. The Notes were to be repaid in 12 equal monthly installments commencing in August, 2010. Each payment was to be equal to the value at the time of payment of 1,667 ounces of gold (20,004 ounces total). The Noteholders were granted an aggregate of 3 million share purchase warrants exercisable for a period of 24 months at an exercise price of CDN$0.80 per share, 2 million of which remain unexercised.

The new credit agreement with Sprott Resource Lending Partnership LP allowed the Company to deliver the final five payments totaling 8,335 ounces of gold to SAM and has provided a further C$5.6 million in working capital. The new credit agreement provides for a lump sum payment of principal on maturity in 14 months, with interest paid at the rate of 1% per month.

During fiscal 2011 the Company received an aggregate of $6,677,222 through the exercise of incentive stock options issued pursuant to the Company’s stock option plan and through the exercise of share purchase warrants issued in connection with previous financings.

DESCRIPTION OF THE BUSINESS

General

The Company is a gold mining and exploration company engaged in exploration, mine development and the mining and extraction of precious metals, primarily gold. The Company’s primary asset and only material mineral property is the Mine located in Sonora, Mexico. In April, 2010 commercial gold production commenced at the Mine. The ramp-up to full production proceeded as planned however the Company has expanded production. Construction of three new carbon columns is complete and the expansion of the crushing systems by the addition of a new module is being tested. Preliminary production statistics for the first year of commercial production were a total of 62,761 ounces of gold and 33,874 ounces of silver sold. Total material moved during the year was 22 million tonnes and total ore mined and crushed during the year was 4.4 million tonnes.

Risk Factors

Financial Capability and Additional Financing

The Company currently has limited financial resources, limited operating income and no assurance that adequate funding will be available to further its exploration and development of its projects. The Company anticipates that from the profitable operation of the Mine, sufficient cash will be generated to fund the activities of the Company in the normal course. Although the Company has been successful in the past in financing its activities through the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to carry out exploration and development work on its properties. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company, especially the Mine.

Fluctuating Mineral Prices

The Company’s revenues are expected to be, in large part, derived from the sale of gold, and possibly other by-product or co-product metals. The price of gold and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of the Company including, but not limited to, international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of gold due to new mine developments, mine closures, as well as advances in various production technologies. All of these factors will impact the viability of the Company’s exploration projects in a manner that is impossible to predict with certainty.

Limited Operating History

The Company was incorporated on March 17, 2005 and completed its IPO in July 2006. Consequently the Company has limited operating history.

No History of Earnings

This is the Company’s first year of commercial operations. Previously, the Company had suffered losses since its inception.

No History of or Dividends

The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Political and Regulatory Framework in Mexico

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. The Company’s activities relating to the Mine are subject to, among other things, Mexican mining law; regulations promulgated by SEMARNAP, Mexico's environmental protection agency; DCM, the Mexican Department of Economy – Director General of Mines; and the regulations of CONAGUA, the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Mexico's status as a developing country may make it more difficult for the Company to obtain the required financing for its projects.

Operating in Mexico

The Company’s properties are in Mexico, which is a developing country, and consequently it may be difficult for the Company to obtain the necessary financing for its planned exploration or development activities in Mexico. The Company also hires and plans to hire some of its employees or consultants in Mexico to assist the Company to conduct its operations in accordance with local Mexican law. The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

Exploration, Mine Development, Mining and Production

Resource exploration, mine development and the production of metals is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The production and marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, the recovery of metals from ore, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of some or all of which may result in the Company not receiving an adequate return on investment capital.

Most of the Company’s properties are in the exploration and development stages and only the Mine has mineralization considered as a probable mineral reserve pursuant to CIM definitions. Production has commenced at the Mine, however, the Company’s other properties would only be developed if favorable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

There is no assurance that the Company's future mineral exploration and development activities will result in any additional discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

There is no assurance that the regulatory authorities, including the Toronto Stock Exchange (the “Exchange”) will approve the acquisition of any additional properties by the Company, whether by way of option or otherwise.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore, the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and construction firms from which the Company will, in the first instance, seek indemnities. In addition, the Company intends to minimize these risks by taking steps to ensure compliance with environmental, health and safety laws and regulations, and operating to international environmental standards. There is also a risk that the environmental laws and regulations in Mexico become more onerous, making the Company’s operations in that country more expensive.

Mining Titles

The ability of the Company to carry out successful mining activities will depend on a number of factors, one of the most critical factors being its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, the relevant mining legislation. No guarantee can be given that these tenures will be granted to the Company, or if they are granted, that the Company will be in a position to comply with all conditions that are imposed. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

The Company is satisfied, based on its due diligence that its rights to the properties are valid and exist. There can be no assurance, however, that the Company’s rights will not be challenged by third parties claiming an interest in the properties.

Mineral Reserves and Resources Estimates

The mineral reserves and resources estimates in this AIF and disclosed by the Company in general are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized. The Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources disclosed by the Company should not be interpreted as assurances of mine life ore of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Production Estimates

The Company prepares estimates of mine production for the Mine in Mexico. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores and the accuracy of estimates rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

Mine Development

The Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it will not be able to sustain or increase present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial conditions.

Competitive Conditions

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees, or acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

Management

The success of the Company is currently largely dependent on the performance of its management and staff. The loss of the services of these critical persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its management and staff or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects.

Dilution

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options and warrants may result in dilution to the Company’s shareholders. In addition, if the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

Political Conditions

Regardless of the economic viability of the Company’s property interests, factors such as political instability, terrorism, expropriation by governments, or the imposition of new regulations or tax laws may prevent or restrict mining of some or all of any deposits which the Company may find. All of the Company’s property interests are located in Mexico and if a dispute arises regarding the Company’s property interests, the Company cannot rely on Canadian legal standards in defending or advancing its interests.

Foreign Currency Exchange

Currency exchange rate fluctuations may adversely affect the Company’s financial position and results. The Company does not currently have in place a formal policy for managing or controlling foreign currency risks.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

1.

participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2.	no commissions or other extraordinary consideration will be paid to such directors and officers; and

3.

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

Mineral Properties

For a complete description of the Property see the report entitled NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine Sonora, Mexico dated November 30, 2010 (the “Report”), prepared by Micon International Limited of Toronto, Ontario (“Micon”) and the study, entitled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project , Sonora, Mexico, dated March 31, 2008 and amended January 13, 2009 (the “Pre-feasibility Study”), prepared by Micon and Independent Mining Consultants, Inc. of Tucson, Arizona (“IMC”) and the report titled NI 43-101 Technical Report and Resource Estimate for the San Francisco Gold Property, Estacion Llano, Sonora, Mexico, dated February 23, 2007 (the “2007 Report”), prepared by Micon and IMC. The Qualified Persons responsible for the Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM, Mani Verma, P.Eng., Christopher A. Jacobs, CEng MIMMM and Richard M. Gowans, B.Sc., P.Eng. of Micon. The Qualified Persons responsible for the Pre-feasibility Study are William J. Lewis, B.Sc., P.Geo., R. James Leader, P.Eng., Christopher A. Jacobs, CEng MIMMM and Ian R. Ward, P.Eng. of Micon and Michael G. Hester, FAusIMM, of IMC. The Qualified Persons responsible for the 2007 Report are William J. Lewis, B.Sc., P.Geo. of Micon and Michael G. Hester, FAusIMM, of IMC.

Each of the Report, the Pre-feasibility Study and the 2007 Report have been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

The Mine is the Company’s only material mineral property as defined by National Instrument 43-101 (“NI 43-101”). Please also refer to the Company’s Management’s Discussions and Analysis, news releases and other public documents filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com) for current information on the Mine.

San Francisco Gold Project

The following is the summary from the Report.

GENERAL

Timmins Gold Corp. (TSX-V:TMM) (TMM) has retained Micon International Limited (Micon) to conduct an audit of its resource and reserve estimation and prepare an update of its 2008/2009 preliminary feasibility study on the San Francisco project in the state of Sonora, Mexico. The purpose of this Technical Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated preliminary feasibility study, compliant with Canadian National Instrument (NI) 43-101.

Previously, Micon prepared a Technical Report, entitled “NI 43-101 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Property, Estación Llano, Sonora, Mexico”, describing the preliminary feasibility study on the San Francisco project, dated March 31, 2008 and amended January 13, 2009.

PROPERTY DESCRIPTION AND LOCATION

The San Francisco property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 km north of the state capital, Hermosillo. In this report, the term San Francisco project (the project) refers to the area within the exploitation or mining concessions optioned by TMM, while the term San Francisco property (the property) refers to the entire land package (mineral exploitation and exploration concessions) optioned and owned by TMM.

The project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

TMM advises that it holds its interest in the San Francisco property through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins). Timmins originally acquired the rights to the exploitation concessions on April 18, 2005, upon signing an option agreement with Geomaque de Mexico, S.A. de C.V. (Geomaque de Mexico). The option agreement has now been superseded by an acquisition agreement. The purchase price was set at USD 5,000,000 plus 10,000,000 shares at a deemed price of USD 0.50 per share. The existing equipment had an additional purchase price of USD 3,500,000 plus value added tax (VAT), which amount is due without interest at the end of the three years from May, 2007. A portion of the equipment purchase price remains outstanding. The security documentation to place a lien against the equipment is being finalized.

In 2005, Timmins staked a number of exploration concessions surrounding the exploitation concessions. Interspersed within the Timmins concessions were four mineral concessions controlled by other parties, but these do not impact the main area of interest covering the San Francisco project. All concessions are subject to a semi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. The total semi-annual fee payable to the Mexican government for the group of concessions is presently estimated to be USD 72,929.

The Mexican mining laws were changed in 2005 and, as a result of these changes, all mineral concessions granted by the Dirección General de Minas (DGM) became mining concessions and there are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term.

In 2006, Timmins concluded an access agreement with an agrarian community (an “Ejido” in Mexico) called Los Chinos whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period. In consideration for the Ejido granting the access privileges to a portion of its land, Timmins paid the Ejido the sum of USD 30,000.

ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

The project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano (Estación), approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are located in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330 millimetres (mm) with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

Physiographically, the San Francisco property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

HISTORY

After conducting exploration on the project between 1983 and 1992, Compania Fresnillo S.A. de C.V. (Fresnillo) sold the property in 1992 to Geomaque Explorations Ltd. (Geomaque). After conducting further exploration, Geomaque decided to bring the project into production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted; the plant was mothballed, and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco gold mine, to the Astiazaran family of Sonora and their private company for a total consideration of USD 235,000.

Since June, 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

Timmins acquired an option to earn an interest in the property in early 2005, whereupon Timmins conducted a review of the available data and started a reverse circulation drilling program in August and September, 2005. This was followed by a second drilling program comprised of both reverse circulation and diamond drilling in 2006, based on the results of the 2005 drilling program.

GEOLOGICAL SETTING AND MINERALIZATION

The San Francisco project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The associated mineralogy, the possibility of associated tourmaline, the style of mineralization, and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° west to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined during the last two years of production, as a separate pit.

EXPLORATION AND OTHER PROGRAMS

After acquiring the project, Timmins undertook a review of all available geological data surrounding the previous mining areas and identified a number of immediate exploration targets both to the northwest and to the southeast of the San Francisco pit which required further work. Timmins also spent the first few months staking the surrounding area and laying out an appropriate drilling program with the objective of confirming and extending the known mineralization around the open pit.

Beginning in 2005 and continuing to the present time, TMM/Timmins has been conducting aggressive exploration programs to delineate and expand on the known mineralization at the San Francisco mine. The exploration drilling programs have primarily been concentrated around the existing pits but other mineral exposures previously identified by Geomaque, as well as new areas identified by TMM/Timmins, been have targeted as well.

As a result of the successful exploration campaigns around the existing pits, TMM/Timmins has been able to expand on the previously known mineralization, to re-open the San Francisco mine and expand the resources and reserves.

Between 2008 and 2010 Timmins also conducted a number of other exploration programs such as geochemical soil and chip sampling, an air magnetic and radiometric survey, a natural source audio-frequency magnetotelluric survey (NSAMT) and a structural review of the San Francisco gold deposit.

The TMM/Timmins budget for the next phase of exploration for the San Francisco mine is the result of the successful 2009-2010 drilling program. Infill and exploration drilling will continue for the remainder of 2010 and into 2011 in order to expand the mineral resources and reserves.

Of particular interest is the southeast extension where the last section line of drilling (200E) contained three RC holes which were drilled to maximum depth of 170 m. Two of the three holes intersected mineralization, with hole TF-810 intersecting three mineralized intervals of low grade and narrow thickness: 1.52 m grading 0.31 g/t gold; 1.52 m grading 0.24 g/t gold and 1.52 m grading 0.41 g/t gold. Hole TF-812, located 50 m to the north on the same section line intersected 9.12 m grading 0.98 g/t gold and 6.08 m grading 0.52 g/t gold. All mineralized intervals were located within the first 60 m from surface and are related to a chargeability anomaly open at depth for a further 300 m. TMM/Timmins has outlined a further core drilling program totalling 5,000 m.

Near the perimeter of the pit, infill drilling has been planned to follow-up previous mineralized intersections that could increase the resources immediately east and north of the San Francisco pit and the new pit limit which resulted from the recent resource update. The infill drill program outlined by Timmins is comprised of approximately 30,000 m of reverse circulation drilling.

A program of exploration has been also outlined to define and test at least 4 of the 13 targets to the north of the San Francisco pit: these are the most favourable targets when geochemistry, lithology, structural lineament and relationship with the northwest mineral trend are considered. Timmins has estimated that this program will be approximately 30,000 m, involving a combination of reverse circulation drilling and a mobile RAB drill to acquire fast samples to outline drill targets for the RC drill.

The total expenditures for the next phase of exploration, including other related payments such as access, are estimated to USD 6.1 million.

RESOURCE AND RESERVE ESTIMATES

Mineral Resource Estimate

The resource estimate completed by Timmins in July, 2010 and audited by Micon in August/September, 2010 is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the March, 2008 resource estimate for the San Francisco mine.

Both Canadian NI 43-101 and the Australasian Joint Ore Reserves Committee (JORC) code state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” For open pit material, Timmins utilized Lerchs Grossman pit shell geometry at reasonable long term prices, and reasonable costs and recovery assumptions, as meeting this condition for mineral resources. The resource is based on a pit shell at a gold price of USD 1,100/oz and additional cost and recovery parameters developed by Timmins which meet the conditions for classification of the material as a mineral resource. Pit optimization was based on Measured, Indicated and Inferred resources.

Table 1.1 summarizes the economic parameters used for the analysis. The parameters are a combination of Independent Mining Consultants, Inc. (IMC) and Timmins inputs taking into account the actual costs obtained from the first year of operation.

Pit bench heights were set at 6.0 m (the block height of the 3-D block model). Base case slope angles used for the pit optimization were based on inter-ramp angles recommended by Golder Associates (December, 1996 report) and adjusted to allow for haul roads of 25 m width.

Table 1.1
Pit Optimization Parameters for the San Francisco Project

Costs (USD)			Rock Densities and Recoveries
Description	Units	Amount	Name	Code	Density	Recovery
						%
Waste mining cost	$/t	1.70	Diorite	2	2.72	60.50
Ore mining cost	$/t ore	1.70	Gneiss	4	2.75	70.70
Process cost	$/t ore	2.83	Granite	5	2.76	84.50
G & A cost	$/t ore	0.42	Schist	6	2.75	65.37
Total Cost	$/t ore	4.95	Lamprophrite Dyke	8	2.76	60.50
Gold price	$/oz	1,100	Gabbro	11	2.81	60.53
			General Recovery			70.00

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The mineral resource, as estimated by Timmins, is presented in Table 1.2. This resource estimate includes the undiluted mineral reserve material as of August 31, 2010.

Table 1.2
Mineral Resource Estimate for the San Francisco Project
(Inclusive of Mineral Reserves)
(Cut-off Grade of 0.131 g/t Gold, USD 1,100 Gold Price)

Resource Classification	Tonnes	Gold Grade	Contained
	(x 1,000)	(g/t)	Gold (oz)
Measured	19,089	0.797	489,000
Indicated	23,442	0.658	495,000
Total Measured and Indicated	42,531	0.720	984,000
Inferred	10,308	0.628	208,000

Micon believes that no environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues exist which would adversely affect the Mineral Resources estimated above, at this time. However, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The figures in Table 1.2 have been rounded to reflect that they are an estimate.

The Mineral Resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the August 31, 2010 Mineral Resource estimate has been prepared in accordance with the CIM standards and definitions for Mineral Resource estimates and that TMM/Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco mine project.

Mineral Reserve

Having established a Measured and Indicated mineral resource estimate from the initial pit optimization analysis, Timmins then designed an open pit with haul roads capable of accepting trucks in the 91-t class, and prepared a production schedule and second pit optimization for the extraction of the measured and indicated mineral resources.

Mining recovery for the San Francisco deposit has been assumed to be 99% based on open pit mining methods. Micon agrees with the mining recovery as initially presented, although this number may change based on actual year-to-year reconciliation studies.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies for each of the blocks due to the proportion of waste in contact with the economic material. Therefore, the larger economic zones carry a lower percent of dilution than the smaller zones.

Timmins believes that its current method for estimating dilution is a close approximation of what can be expected during the operational period of the mine. The method consists of identifying sub-economic blocks in contact with ore blocks and adding 30% of this material as mining dilution.

An overall average of 12% dilution was estimated for the pit. Table 1.3 presents the total reserves estimated within the pit design outline, including the mine recovery and dilution factors.

Table 1.3
Mineral Reserves within the San Francisco Pit Design (August 31, 2010)
at USD 900/oz and after Mining Recovery and Dilution

In Pit Reserves				In Pit Waste
Classification	Tonnes	Grade	Contained	Waste	Total	Stripping
	(x 1,000)	(g/t)	Ounces	Tonnes	Tonnes	Ratio
				(x ,000)	(x ,000)
Proven	17,194	0.756	418,000
Probable	17,738	0.635	362,000
Total	34,932	0.695	780,000	60,417	95,349	1.73

The Proven and Probable Reserves in Table 1.3 have been derived from the Measured and Indicated mineral resources summarized in Table 1.2 and account for mining recovery and dilution. The figures in Table 1.3 have been rounded to reflect that they are an estimate.

The Mineral Reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the August 31, 2010 Mineral Reserve estimate has been prepared in accordance with the CIM standards and definitions for Mineral Reserve estimates and that TMM/Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco mine project.

The San Francisco mine commenced commercial production in April, 2010. To the end of September, 2010, the mine had sold 26,999 ounces of gold.

OPERATIONAL DATA

Open Pit Design

Geotechnical Studies and Pit Design Criteria

The most recent geotechnical study carried out on the San Francisco pit was conducted by Golder Associates in December, 1996 for the previous owners of the property, Geomaque de Mexico. Golder’s scope of work was to carry out site investigations, testing and analysis to develop final slope angle recommendations for the pit design.

The recommended overall slope angles ranged from 37° for single 6 m benches along the northeast facing slopes to a maximum slope of 56° for double benching in schist units. In its report Golder presented a table of recommended inter-ramp slope angles and catch bench widths to achieve the recommended overall slope angles.

Timmins used this information when carrying out the pit optimization analysis and included an allowance for 25 m ramp widths in the overall slope angles.

Hydrological Considerations

Micon has no information on hydrology in the pit area. At the time of Micon’s visit, the pit floor was under water but this was understood to represent accumulated precipitation rather than inflows of groundwater. The existing pit walls were generally dry, with a few minor seepages along shear zones.

Phased Pit Designs

In 2010, the three-phase open pit design was extended to incorporate additional, recently discovered resources to the northwest of the existing pit outline. The ultimate pit design is based on the USD 900/oz gold optimized pit shell.

Both the ultimate pit design and interim mining phases conform to the current topography, including the existing pit outline. The interim phase boundaries were adjusted to ensure mineable bench widths and include ramps for access and haulage by 91-t trucks.

Mining phases were designed to have a balanced waste distribution during the mine life and continuous availability of ore.

For the mine plan and production schedule, tonnages within the initial mining phase were adjusted to match the current pit outline. Phase one extends down to the bench on elevation 590. Then, the phase two push back will expand the pit about 280 m west and deepen the pit to the bench at elevation 536. The third phase and ultimate pit outline has a 120 m push back on the north wall and the final pit bottom is at bench elevation 464.

Waste Rock Management

Existing waste rock dumps are located to the south of the San Francisco open pit, close to the pit rim and the dumps cannot be extended to the north. They are also limited to the east by a property boundary and to the west by ground not yet condemned by exploration drilling. With the re-establishment of the operations, these existing dumps will be extended further south, where adequate space does exist. For the expansion of the reserves, additional waste dump volume is required and a site located northwest of the pit has been identified that would contain the majority of waste rock produced during the mine life. Currently, a condemnation drilling program is underway in this area.

Mine Production Schedule

Using the phased pit designs described above, Timmins has developed a mine production schedule that is based on producing a minimum of 18,000 tonnes of ore per day. The mine plan has been developed on monthly intervals for the initial 16-month period to December 2011, on a quarterly basis for 2012 and annually for the remainder of the mine life to 2015.

The mine schedule considers ore between the internal cut-off of 0.16 g/t gold and 0.5 g/t gold as low grade, and high grade ore to be above 0.5 g/t gold. Blended ore will be fed to the crusher.

Mine Operations

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor provides all the mining equipment and personnel required to produce the tonnage mandated by Timmins, in accordance with the mining plan.

Mining Contract

Under the contract dated May 23, 2007 and updated August 14, 2008, the contractor’s performance of mining operations at the San Francisco mine includes the following: drilling and blasting, loading and transportation of waste rock and ore, pit drainage, building slopes and roads as needed, scaling of pit walls to design limits, maintenance of equipment, and providing safe and orderly working conditions. The contractor is obliged to supply and maintain appropriate principal and auxiliary mining equipment and personnel.

Owner Mining Requirements

Mining engineering and design services are provided by Timmins. These services include:

  Obtaining of all permits and licences for mining.

  Mine design and planning, grade control and surveying services.

  Supply of electric power, water and telecommunications.

  Security services, safety plans and personnel and first aid stations.

Timmins provides contract supervision, geology, engineering, planning and survey services using its own employees.

Conclusion

Micon has reviewed the resource and reserve estimates, the mine design, the mining schedule and the contract terms, including the contractor’s ability to meet the mining schedule, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

PROCESSING

Crushing and Conveying

Ore extracted from the pit is transported in haulage trucks with a capacity of 91 tonnes, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 1,200 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 10,000 tonnes.

Two feeders beneath the stockpile deliver the ore to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at ½”. Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of two tertiary crushers operating in closed circuit with ½” screens. Undersize from the screens is delivered to the leach pad.

An additional crusher and screen, both for the tertiary circuit and with the same specifications as the existing ones, are planned to be installed to increase throughput from 12,000 t/d to 18,000 t/d.

Leach Pad

The current leach pad occupies approximately 40 ha and is divided into 7 sections. Material from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker forming 6 m lifts. A bulldozer passes on top of the lifts to level the surface. The irrigation pipelines are then installed, through which the leach solution is distributed over the entire surface of the lift.

Leach solution infiltrates the crushed ore, dissolving gold and silver. The solution percolates to the bottom of the lift and flows to the canal that carries the pregnant solution to the storage pond from which it is pumped to the ADR plant.

Barren solution exiting the ADR plant flows to a storage pond. Fresh water is added to the barren solution to replace losses during the process, and sodium cyanide is added before the solution is pumped back to the leach pad.

Due to the increase in mineral reserves and the planned increase in production capacity, an additional 35.2 ha will be prepared to construct a new leach pad.

Absorption/Desorption/Recovery Plant

Pregnant solution is fed to the adsorption plant which consists of 2 lines of carbon columns each with 5 tanks through which the carbon is advanced counter-currently. Gold is adsorbed on the carbon to a concentration of approximately 5,000 g/t. Desorption of the carbon is achieved in a Zedra circuit using stainless steel electrodes in a stainless steel electrolytic cell.

A new line of carbon columns with 5 tanks and a flow of 3,500 g/m is planned to be installed to accommodate the increase in production capacity.

Manpower for the processing section of the project is currently 147.

General Manpower and Infrastructure

The current total workforce for the San Francisco mine stands at 267.

Office space for the mine is provided in a structure of approximately 450 m2 located southeast of the ADR plant. The building has adequate working space for the on-site mine administration and also provides basic catering and ablution facilities.

A vehicle workshop south of the ADR plant and north of the open pit occupies more than 660 m2 and accommodates the off-road haul trucks, excavators and ancillary vehicles used in the mining operation.

A general warehouse of approximately 200 m2 located north of the ADR plant accommodates process reagents and mechanical spares. Bulk lime for the heap leach process is stored in a silo near the crushing plant.

Electrical Power Supply

Electrical power to the mine is delivered through a 33 kV overhead line from the utility company, Comisión Federal de Electricidad (CFE). From the main metering point, the power is distributed to the crushing and screening plant and other site infrastructure at 480/220/110 V. At the crushing and screening plant, separate transformers feed the principal equipment.

The current electrical power supply is sufficient for the planned production capacity of 18,000 t/d of ore.

Water Supply

The current demand of fresh water is 2 000 m3/d, of which 1,100 m3/d are for the leach area and ADR plant and 900 m3/d for the mine and services.

The Comisión Nacional del Agua (CONAGUA) authorized the total and definitive transfer of the rights for two concession titles to exploit and use national water previously held by Geomaque de Mexico, to Timmins’ Mexican subsidiary Molimentales del Noroeste, S. A. de C. V. (Molimentales) on May 30, 2008. Molimentales acquired an additional 2 water rights concessions in August, 2010.

Environmental Considerations

The Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) determined that the project as described in the environmental impact assessment (Manifiesto de Impacto Ambiental – Modalidad Particular) and a level 2 environmental risk study (Estudio de Riesgo Ambiental Nivel 2) for San Francisco mine submitted on December 17, 2007, is environmentally viable, and authorized the project with conditions specifically regarding reforestation and groundwater monitoring on August 1, 2008. Groundwater monitoring is currently being performed monthly on four monitoring wells to determine the level of cyanide. Reforestation activities have continued every month with three specific species: palo fierro, palo verde and mezquite.

On May 30, 2008, SEMARNAT registered Molimentales as a generator of hazardous waste. Molimentales is complying with hazardous waste management standards using an on-site storage facility exclusively for hazardous waste which is collected by an accredited company. The mine contractor, Peal Mexico, was registered by SEMARNAT as a generator of hazardous waste on August 26, 2010, and is responsible for the management of the hazardous waste generated by the mining operations.

Due to the proposed increase in in production capacity from 12,000 t/d to 18,000 t/d of ore, Molimentales will update all of its environmental permits to include the additional use of land.

ECONOMIC EVALUATION

Micon conducted the economic evaluation of the San Francisco project based on the information supplied to it by TMM and its subsidiary Timmins.

Macro-Economic Assumptions

Economic analysis of the San Francisco project has been carried out in United States dollars (USD). Conversion of local Mexican costs, principally labour and power, has been made at the rate of MXN 12.50/:USD 1.00, which is considered appropriate given recent trends in actual rates (see Figure 1.1) .

Figure 1.1
Exchange Rate (MXN/USD) 2010

The cash flow projection has been made in constant, third quarter 2010 money terms. The net cash flows have been discounted to year-end 2010 for the purposes of calculating net present value (NPV). A base discount rate of 8.0% per year has been selected as most likely to represent the weighted average cost of capital to the project. Other rates are provided for ease of comparison.

Metal Price Forecast

Revenue projections are based on a constant gold price of USD 1,000/oz in real terms, closely approximating the 3-year trailing average price but significantly lower than spot prices at the time of writing (see Figure 1.2) . Accordingly, the sensitivity of the project to gold price in a range of up to USD 1,400/oz has also been evaluated. A price of USD 17/oz has been used for the minor amount of silver produced.

Figure 1.2
Spot Gold Price

Royalties and Taxes

Micon understands that no liability for NSR royalty interests in the San Francisco mine has extended to the present owners. Therefore, no royalty has been provided for.

Mexican corporate taxation has been provided for at the base rate of 28%, with provision for temporary rates of 30% up to the end of 2012 and 29% during 2013, which Timmins expects to be applicable. The World Bank/IFC website estimates a typical effective rate of tax on profits in Mexico of 22.9% .

Working Capital

Provision has been made for working capital represented by 7 and 30 days of accounts receivable and payable, respectively, as well as 45 days of stores and 30 days of product inventory. The life-of-mine cash flow assumes that an amount of $9 million presently in working capital will be released once operations cease.

Base Case

The base case evaluation of the San Francisco project has been made using the nominal treatment rate of 18,000 t/d, which is expected to be achieved from July, 2011. The mining schedule that supports this production plan is given in Figure 1.3.

Figure 1.3
Mining Schedule

Open pit mining ceases early in 2016 and, as shown in Figure 1.4, processing of both high grade and low grade run-of-mine (ROM) material is carried out in parallel, with a small tonnage of low grade material (< 1 million tonnes) stockpiled during 2011/2012 treated later in the operating period. The cost for rehandling this low grade material has been conservatively estimated at USD 0.50/t.

Figure 1.4
Processing Schedule

Overall process recovery averages 70% of contained gold in ore treated. Sales forecasts take into consideration the lockup of gold in the heap, as shown in Figure 1.5.

Figure 1.5
Gold Production, Sales and Inventory

Cash operating costs are forecast to remain steady over the open pit mining period. Annual cash operating costs are shown in Figure 1.6.

Figure 1.6
Operating Costs Schedule

Pre-production capital costs for re-establishment of mining operations, refurbishment of the crushing and ADR plants and for extension of the heap leach pad at the San Francisco mine were all incurred in the period prior to the re-commencement of commercial production in April, 2010. As such, these costs have been treated as sunk costs for the purposes of the economic evaluation and, where shown in the project cash flow schedules and charts, are included for illustration of pay-back period only.

Sustaining capital expenditures are included in the cash flow projections at a level which allows for the overhaul of plant and equipment on an as-required basis. Additional capital expenditure to be incurred in the expansion from 12,000 t/d to 18,000 t/d has been estimated at USD 11.2 million and is provided for in the cash flow model. The costs of rehabilitation and mine closure bonding have also been included in sustaining capital.

A summary of the base case life-of-mine statistics is provided in Table 1.4. Annual cash flows for the base case are summarized in Table 1.5. The base case cash flow profile is presented graphically in Figure 1.7. The calculated NPV and cumulative DCF exclude sunk costs, but sunk costs are included in the cumulative undiscounted cash flow.

It will be seen that, for the base case, the net present value of the project cash flow at a discount rate of 8%/y (NPV8) evaluates to approximately USD 216.8 million before tax and USD 163.1 million after tax. Since capital costs have been treated as sunk, no internal rate of return can be calculated. The average cash cost of production equates to USD 489.05/oz gold, or USD 7.88/t treated.

Table 1.4
Summary Life-of-Mine Statistics

	Life-of-Mine Cash Flow		Life-of-Mine Averages
	(US$ millions)
	Undiscounted	NPV at 8.0%	Unit Cost	Margin	USD/oz
			US$/t	%	Gold
Net Revenue	537.6	438.5	16.13	100.0%	1,001.54

Mining costs	159.8	132.3	4.79	29.7%	297.68
Crushing costs	49.0	40.1	1.47	9.1%	91.36
Leach costs	32.4	26.6	0.97	6.0%	60.37
ADR costs	8.2	6.7	0.25	1.5%	15.22
Metallurgy and Lab costs	2.4	2.0	0.07	0.5%	4.53
General & Admin costs	10.7	8.7	0.32	2.0%	19.88
Total cash operating cost	262.5	216.3	7.88	48.8%	489.05

Cash operating margin	275.1	222.1	8.25	51.2%	512.48

Capital Expenditure	1.5	5.4	0.04	0.3%	2.71

Net Cash Flow (before tax)	273.6	216.8	8.21	50.9%	509.78

Taxation	66.5	53.7	2.00	12.4%	123.94

Net Cash Flow (after tax)	207.1	163.1	6.21	38.5%	385.84

Table 1.5
Project Base Case Annual Cash Flows

	USD 000	2011	2012	2013	2014	2015	2016	LOM total
Revenue	Gross Sales	94,272	103,502	103,042	103,913	86,217	48,744	539,689
	Bullion delivery	274	305	278	280	236	124	1,497
	Bullion refining	112	123	120	121	101	52	629
	Net Sales Revenue	93,885	103,074	102,644	103,513	85,880	48,567	537,564

Cash Op. Costs	Mining costs	35,528	33,279	29,418	24,260	23,722	13,572	159,779
	Crushing costs	8,525	9,455	9,454	9,454	9,439	2,709	49,036
	Leach costs	5,666	6,340	6,340	6,340	6,337	1,380	32,405
	ADR costs	1,442	1,576	1,576	1,576	1,570	428	8,168
	Metallurgy & Lab costs	441	451	451	451	446	193	2,434
	G&A costs	1,923	1,997	1,997	1,997	1,977	781	10,672
	Total Cash Operating Costs	53,526	53,098	49,236	44,077	43,491	19,065	262,494

Net Cash Operating Margin (EBITDA)		40,359	49,975	53,408	59,435	42,389	29,502	275,070

Capital	Initial/expansion capital	-	-	-	-	-	-	-
	Sustaining capital	6,143	690	2,729	393	302	302	10,559
	Changes in working capital	5,915	1,013	-375	-321	-2,247	-13,090	-9,107

Net cash flow before tax		28,302	48,273	51,055	59,363	44,335	42,291	273,618
Taxation payable		9,082	12,706	13,195	14,370	9,512	7,658	66,523
Net cash flow after tax		19,220	35,567	37,859	44,993	34,823	34,633	207,095

Discounted Cash Flow (8%/y) Pre-Tax		27,234	43,010	42,119	45,345	31,357	27,696	216,760
Cumulative DCF (8%/y) Pre-tax		27,234	70,243	112,362	157,707	189,064	216,760

Discounted Cash Flow (8%/y) After tax		18,494	31,689	31,233	34,369	24,630	22,681	163,096
Cumulative DCF (8%/y) After tax		18,494	50,183	81,416	115,785	140,415	163,096

Figure 1.7
Cash Flow Projection

Note: In this chart, cumulative undiscounted cash flow includes sunk capital, whereas cumulative discounted cash flow (DCF) does not.

SENSITIVITY STUDY

Sensitivity of the NPV8 to changes in gold price, operating and capital costs has been analyzed (Figure 1.8). Project revenues are directly proportional to process recovery and grade, and hence gold price may also be used as a proxy in this model for changes in both recovery and reserve grade as revenue drivers.

The sensitivity results show that, as expected, the project is most sensitive to the revenue drivers described above. However, even with an adverse change of 30% (i.e., a reduction in price to USD 700/oz), NPV8 remains strongly positive; economic break-even occurs with a gold price of around USD 510/oz. At the time of writing, the spot gold price was in excess of USD 1,300/oz, at which price NPV8 is estimated at approximately USD 256 million.

The project is also moderately sensitive to operating costs, with a 30% adverse change sufficient to reduce NPV8 by approximately USD 40 million. With the bulk of project capital costs already sunk, however, sensitivity to capital expenditure is negligible.

Figure 1.8
Sensitivity of NPV8 to Prices, Operating and Capital Costs

Micon selected a discount rate of 8% as representing an expected cost of capital for the project in its base case. Sensitivity of the project NPV has been determined for a range of discount rates from 5% to 10%, as shown in Table 1.6.

Table 1.6
Sensitivity of NPV to Discount Rate

Discount Rate	NPV before tax	NPV after tax
	(US$ 000)	(US$ 000)
5%	235,655	177,696
6%	229,070	172,605
7%	222,778	167,743
8%	216,760	163,096
9%	211,003	158,651
10%	205,491	154,399

Sensitivity of the project NPV8 has also been determined for a specified range of gold prices, as shown in Table 1.7.

Table 1.7
Sensitivity of NPV to Gold Price

Gold Price	NPV before tax	NPV after tax
US$/oz	(US$ 000)	(US$ 000)
600	40,309	39,764
700	84,422	75,151
800	128,535	104,487
900	172,648	132,981
1,000	216,760	163,096
1,100	260,873	193,292
1,200	304,986	224,666
1,300	349,099	256,040
1,400	393,211	287,415

CONCLUSIONS AND RECOMMENDATIONS

Micon has reviewed the proposed exploration program for the San Francisco property and, in light of the observations made in this report, supports the concepts as outlined by TMM/Timmins. Given the prospective nature of the property, it is Micon’s opinion that the San Francisco project and property merit further exploration and that TMM/Timmins’ proposed exploration plans are properly conceived and justified.

Micon agrees with the general direction of TMM/Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)              Micon recommends that TMM/Timmins reviews its criteria for the classification of resources in the areas outside of the existing pit limits.

2)              Micon recommends that TMM/Timmins proceeds with its economic studies to increase the crushing capacity at the San Francisco project.

3)              Micon recommends that Timmins has an independent consultant  review the laboratory operations and procedures in order to improve the quality of its results.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.

Additionally, Micon has reviewed TMM/Timmins’ operational plans for the San Francisco mine and believes that the mine plan and operational parameters have been well thought out. It is Micon’s opinion that the San Francisco mine is a well-run operation. Micon supports the further economic studies to determine the impact of increasing the crusher throughput to 18,000 t/d.

Other Mineral Properties

While the Company is primarily focussed on Sonora, it has expanded into other regions such as Jalisco, Nayarit and Zacatacus. The Company also has an interest in and plans to undertake exploration activities at the following properties:

Cocula Property, Jalisco – The Company holds an option to acquire a 100% interest in this project located approximately 50 kilometres west of Guadalajara, Jalisco. Subsequent to March 31, 2011, the Company allowed its interest in this property to expire.

El Capomo Property, Nayarit – The Company acquired by staking the mineral rights to 60,000 hectares in four claim blocks by staking. El Capomo Property is located in Nayarit State, approximately 50 kilometres east of Puerto Vallarta.

Timm Property, Zacatacas – The Company acquired by staking a 45,000 hectare land package in the Peñasquito area. The Tim claims are located in the northern part of the state of Zacatecas, approximately 42 kilometres west of the town of Concepcion del Oro and contiguous to the Peñasquito mine recently placed into production by Goldcorp Inc.

El Picacho Property, Sonora – The Company holds an option to acquire a 100% interest in the 703 hectare El Picacho Property located 20 kilometres west of the San Francisco Mine. The Company also staked an additional 6,500 hectares encompassing the claims along the principal trend of the mineralization and now controls over 7,200 hectares either proximate to or surrounding the Mine.

Patricia and Norma Property, Sonora – These two claims totaling approximately 20,000 hectares were staked by the Company and are located in the Municipality of Trincheras, Sonora, Mexico to the west of the San Francisco claims block.

San Onesimo, Zindy and San Fernando Properties, Zacatecas – The Company holds an option to acquire an interest in each of the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico.

Quila Property, Jalisco – The Company holds an option to acquire a 100% interest in a 12,000 hectare claim on the eastern section of Soltoro Ltd.’s 22,428 hectare Quila claim located in Jalisco, Mexico. The Company optioned this property with a view to expanding the surface oxide gold discovery made at the Cocula Property.

DIVIDENDS

The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

CAPITAL STRUCTURE

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares (“Common Shares”) of which 136,964,194 Common Shares were issued and outstanding as at March 31, 2011 and 137,466,127 are currently issued and outstanding. The holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company.

Convertible Preference Shares

The authorized capital of the Company also includes an unlimited number of non-voting convertible preference shares without par value, (“Convertible Preference Shares”) of which 11,000,000 Convertible Preference Shares were issued and outstanding as at March 31, 2010. Each Convertible Preference Share was convertible into one Common Share for no additional consideration. On September 14, 2010 all of the Convertible Preference Shares were converted into Common Shares of the Company, accordingly there were no Convertible Preference Shares issued and outstanding on March 31, 2011 and there are no Convertible Preference Shares currently issued and outstanding.

Options

As at March 31, 2011, the Company had the following outstanding options pursuant to the 2010 Stock Option Plan adopted by the Company’s board of directors on September 2, 2010. These options are exercisable into Common Shares.

Number	Exercise
of Options	Price	Expiry Date
800,000	$ 0.35	July 25, 2011
1,325,000	$ 0.70	May 11, 2012
100,000	$ 0.50	July 18, 2012
1,225,000	$ 0.75	November 27, 2012
2,150,000	$ 1.00	November 13, 2014
275,000	$ 1.00	November 27, 2014
5,875,000

Warrants

As at March 31, 2011, the following warrants are outstanding in the capital of the Company. Each whole warrant entitles the holder to purchase one Common Share on payment of the required exercise price prior to the expiry date.

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$ 0.80	January 26, 2012

MARKET FOR SECURITIES

Effective March 23, 2011 the Company’s common shares were listed and posted for trading on the Toronto Stock Exchange under the symbol “TMM”. Prior to March 23, 2011, the Company’s common shares were listed and posted for trading on the TSX Venture Exchange under the symbol “TMM”. The following table gives the monthly trading ranges for the Company’s common shares and a number of shares traded (“Volume”).

Trading Price and Volume
TSX Venture Exchange

2009/2010	High	Low	Close	Volume
April 2010	$1.53	$1.23	$1.40	9,159,455
May 2010	$1.48	$1.18	$1.34	9,151,051
June 2010	$1.51	$1.22	$1.34	7,053,431
July 2010	$1.62	$1.18	$1.60	11,512,568
August 2010	$1.99	$1.62	$1.98	16,341,899
September 2010	$2.24	$1.85	$2.19	17,577,673
October 2010	$2.23	$1.79	$2.12	16,019,838
November 2010	$2.20	$1.80	$1.98	9,108,968
December 2010	$2.74	$2.01	$2.68	14,228,227
January 2011	$2.69	$2.16	$2.30	8,933,176
February 2011	$2.46	$2.30	$2.38	5,496,022
March 2011	$2.80	$2.03	$2.51	19,307,197

The 11,000,000 Convertible Preference Shares outstanding in the capital of the Company were not listed or quoted on a marketplace. Each Convertible Preference Share was converted into one Common Share for no additional consideration on September 14, 2010. See “Capital Structure” above for details of the Convertible Preference Shares.

ESCROWED SECURITIES

There are no securities held in escrow.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table provides the names, municipalities of residence, position, and principal occupations of each of the directors and executive officers as of the date hereof:

Name, Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years
Arturo Bonillas(1) (4)(5)	March 17, 2005	Mr. Bonillas has been employed by the Company since March of 2005, and has been the Company’s President since March 17, 2005.
Hermosillo, Sonora,
Mexico
President, and Director
Bruce Bragagnolo	March 17, 2005

Mr. Bragagnolo has been the Company’s Chief Executive Officer since May 1, 2007. Mr. Bragagnolo was the principal of Bruce Bragagnolo Law Corporation from 1988 to 2006. Bruce Bragagnolo Law Corporation was associated with the law firm of Campney & Murphy from May 2000 to August 2001.

(1)(2)(4)(5)
Vancouver, British
Columbia, Canada
Chief Executive Officer,
Secretary and Director

Name, Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years
Frank Cordova(3)(4)	July 16, 2008	Mr. Cordova is the legal counsel in Mexico for the Company.
Hermosillo, Sonora
Mexico
Director
Lawrence Dick,	September 27, 2005

Mr. Dick was the President of Continuum Resources Ltd. (“Continuum”) from February of 2002 until March of 2006. Mr. Dick  has been a director of Evolving Gold Corp. since June 2004. Prior to joining Continuum, Mr. Dick held positions as Executive Vice President and Director of General Minerals Corporation in Latin America.

Phd., P.Geo. (2)(3)(4)(5)
Vancouver, British
Columbia, Canada
Director
R. Barry Fraser	December 3, 2010

Mr. Fraser is a barrister and solicitor. He has been a partner with Clark Wilson LLP since March, 2007. From 1981 to 1984 he was an associate with McCarthy Tetrault and from 1984 to 2007 he was a partner with McCarthy Tetrault.

Vancouver, British
Columbia, Canada
Chairman of the Board
and Director
Eugene Hodgson	October 31, 2005	Mr. Hodgson has been a self-employed consultant to public companies since 1996. He is currently Vice-President. Western Pacific Region and Corpfinance International Limited.
(1)(2)(3)
Vancouver, British
Columbia, Canada
Director
Miguel Soto (5)	September 27, 2005

Mr. Soto has been the Chief Operating Officer of the Company since September of 2005. Mr. Soto was an independent consulting geologist from 2001 to 2005 and was the exploration manager of Servicios Corporativas Frisco from 1997 to 2001.

Aguascalientes, Ags
Mexico
Chief Operating Officer
and Director
Colin Sutherland	June 27, 2011

Mr. Sutherland has been the Company’s Chief Financial Officer since June 27, 2011. Prior to that he was the Chief Financial Officer of Gammon Gold Inc. from 2004 to 2007, President and Chief Executive Officer of Nayarit Gold Inc. from 2007 to 2010 and President of Capital Gold Corp. from 2010 to 2011. Mr. Sutherland is a Chartered Accountant.

Hammonds Plains,
Nova Scotia
Chief Financial Officer

Alex P. Tsakumis	November 12, 2009	Mr. Tsakumis has been the Company’s VP Corporate Development since November 12, 2009. Prior to that he provided corporate development and communications consulting services to the Company.
Richmond, British
Columbia
Canada
Vice-President Corporate
Development
Miguel Bonilla	November 12, 2009

Miguel Bonilla has been the Company’s Vice-President Finance, Mexico since November 12, 2009. He has been the Company’s comptroller since its inception in 2005. Mr. Bonilla is a Certified Public Accountant.

Hermosillo, Sonora
Mexico
Vice-President Finance
Mexico

Notes:
(1)	Denotes a member of the Finance Committee of the Company
(2)	Denotes a member of the Audit Committee of the Company
(3)	Denotes a member of the Compensation Committee of the Company
(4)	Denotes a member of the Corporate Governance and Nominating Committee of the Company
(5)	Denotes a member of the Mining Operations Committee of the Company

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at March 31, 2011, directors and executive officers, as a group, beneficially owned, directly, or exercised control over 5,554,708 Common Shares (not including common shares issuable upon the exercise of stock options) of the Company, representing 4.06% of the then outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is, as of the date hereof or was within 10 before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a)

is, as of the date hereof or was within 10 before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

To the best of the Company’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no insider of the Company, director, or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected, or will materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is Computershare Trust Company of Canada of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company within the most recently completed financial year, or before the most recently completed financial year but are still in effect:

1.	2010 Stock Option Plan dated September 2, 2010 and the granting of stock options thereunder to directors, officers, employees and consultants of the Company;

2.	Consulting Agreement dated March 1, 2011 between the Company and Grandich Publications, LLC;

3.	Mining Agreement between Peal Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. dated September 15, 2009 regarding mining operations.

4.	Exploration and Option to Purchase Mineral Concessions Agreement between Rosalio Lopez Orozco and Timmins GoldCorp Mexico, S.A. DE C.V. dated July 18, 2007 regarding the Cocula project;

5.	Extension letter dated June 1, 2009 regarding the Cocula project;

6.	Property Option Agreement among the Company, Timmins Mexico, Soltoro Ltd. And Soltoro S.A. de C.V. dated November 23, 2010 regarding the Quila property;

7.	Exploration and Option to Purchase Mineral Concessions Agreement between Julio Cesar Suarez Ramirez and Timmins GoldCorp Mexico, S.A. DE C.V dated December 6, 2007 regarding the El Picacho property;

8.	Exploration and Option to Purchase Mineral Concessions Agreement among Fernando Santos Chavez, Maria Isaias Yolanda Rangel Zavala, Onesimo Donez Noriega, Maria Elvia Reyes Gutierrez, Timmins Goldcorp Mexico, S.A. de C.V. and Francisco Arturo Bonillas Zepeda dated November 24, 2010 regarding the San Onesimo property;

9.	Note Indenture between the Company and Computershare Trust Company of Canada dated January 22, 2010 regarding the US$15 million financing in senior secured notes with Sprott Asset Management LP;

10.	Subscription Agreement between the Company and Pacific Road Resources Fund A, Pacific Road Resources Fund B and Pacific Road Holdings NV dated May 28, 2008 regarding the May, 2008 private placement;

*11.	Credit Agreement between the Company and Sprott Resource Lending Partnership dated May 27, 2011;

*12.	Guarantee between Timmins Goldcorp Mexico S.A. de C.V. and Sprott Resources Lending Partnership dated May 27, 2011;

*13.	Guarantee between Molimentales del Noroeste S.A. de C.V. and Sprott Resources Lending Partnership dated May 27, 2011;

*14.	General Security Agreement between the Company and Sprott Resource Lending Partnership dated May 27, 2011.

*15.	The Company is also in the process of formalizing employment and consulting agreements with management and executives.

*Entered into subsequent to the end of fiscal 2011.

INTEREST OF EXPERTS

As the term is defined in National Instrument 43-101, Lawrence Dick, P. Geo., a Director of the Company, is a Qualified Person. Except for 250,000 Common Shares and 100,000 incentive stock option (as at March 31, 2010) he is not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the company’s associates or affiliates.

In December 2010, the Company filed the technical report entitled NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine Sonora, Mexico dated November 30, 2010 (the “Report”). The Report was prepared by Micon. The Independent Qualified Persons (as defined by National Instrument 43-101) responsible for the Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM, Mani Verma, P.Eng., Christopher A. Jacobs, CEng,l MIMMM and Richard M. Gowans, B.Sc., P.Eng. of Micon.

In April 2008, the Company filed the technical report entitled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project , Sonora, Mexico, dated March 31, 2008 amended January 13, 2009 (the “Pre-feasibility Study”). The Pre-feasibility Study was prepared by Micon and Independent Mining Consultants, Inc. of Tucson, Arizona (“IMC”). The Independent Qualified Persons (as defined by National Instrument 43-101) responsible for the Pre-feasibility Study are William J. Lewis, B.Sc., P.Geo.,R. James Leader, P.Eng., Christopher A. Jacobs, CEng MIMMM and Ian R. Ward, P.Eng. of Micon and Michael G. Hester, FAusIMM, of IMC.

In February, 2007 the Company filed the technical report entitled NI 43-101 Technical Report and Resource Estimate for the San Francisco Gold Property, Estacion Llano, Sonora, Mexico, dated February 23, 2007 (the “2007 Report”). The 2007 Report was prepared by Micon and IMC. The Independent Qualified Persons (as defined by National Instrument 43-101) responsible for the 2007 Report are William J. Lewis, B.Sc., P.Geo. of Micon and Michael G. Hester, FAusIMM, of IMC.

Each of the Report, the Pre-feasibility Study and the 2007 Report have been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

Messrs. Lewis, San Martin, Verma, Gowans Leader, Jacobs, Ward and Hester, and Micon and IMC are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the company’s associates or affiliates.

Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The text of the Company’s Audit Committee Charter are included as Appendix 1.

Composition of the Audit Committee and Relevant Education and Experience

The Audit Committee is comprised of the following members:

Committee Member	Relevant Education and Experience
Eugene Hodgson, Director Not Independent Financially Literate

Mr. Hodgson is the Vice President-Western Region for Corpfinance International Ltd and was formerly the Chief Financial Officer of Sea Breeze Power Ltd. He is currently the Chair of the Audit Committee’s for Grandfield Pacific Inc. and ALDA Pharmaceuticals Inc.

Lawrence Dick, Director Independent Financially Literate

Mr. Dick has over 35 years experience in the mining industry and has been responsible for exploration, pre-development and development projects ranging from small exploration projects to development projects with several $100 millions in capital expenditures. These include the giant Collahuasi exploration and development project, now one of the largest copper producers in the world. Mr. Dick was responsible for preparing and monitoring an exploration budget of over $35 million per year. He has served as president, vice president, and director of many junior and mid tier public companies, with direct responsibility for expenditures and rationalizing expenditures in consideration of the work being conducted. He has overseen public audits conducted on a number of companies for which he has acted as a director and/or officer. Most recently Mr. Dick was the President of Evolving Gold Ltd. until his resignation earlier this year. He continues as a Director of Evolving Gold Ltd., a position he has held since 2004. Mr. Dick was also the President of Continuum Resources Ltd. from February of 2002 until March of 2006.

Committee Member	Relevant Education and Experience
Bruce Bragagnolo Director and CEO Not Independent Financially Literate

Mr. Bragagnolo has over 22 years of corporate finance and transactions experience. He was the principal of Bruce Bragagnolo Law Corporation from 1988 to 2006. Bruce Bragagnolo Law Corporation was associated with the law firm of Campney & Murphy from May 2000 to August 2001. Mr. Bragagnolo graduated with an LLB from the University of British Columbia in 1983.

Pre-approval policies and procedures

All related services provided by the Auditors, including non-audit services, are subject to pre-approval by the Audit Committee through established procedures. The Company’s chief financial officer (“CFO”) discusses proposed non-audit related services to be performed by Deloitte & Touche LLP (“Deloitte”) with the Chair of the Audit Committee. If the amount is immaterial and will not otherwise interfere with the independence of the auditors, the Chair approves the services and the CFO reports to the Audit Committee on these services at the next regularly scheduled Audit Committee meeting. If the amount of the proposed services is material, a special Audit Committee meeting is convened to discuss the proposed service and the pre-approval is put to a vote. Management regularly updates the Audit Committee on the services rendered by the Auditors.

The Audit Committee has reviewed other services provided by the Auditors and has determined that they do not interfere with the independence of the Auditors.

External auditor service fees

Deloitte have been the Company’s auditors since January 2008. In addition to performing the audit of the Company’s consolidated financial statements, Deloitte provided other services to the Company and its subsidiaries as follows:

	2011	2010
Audit fees	$156,700	$112,400
Audit related fees	$453,500	$55,100
Tax fees	$121,000	$35,600
All other fees	Nil	Nil
Total	$731,200	$203,100

“Audit related fees” include aggregate fees billed for assurance and related services for the review of the quarterly financial statements, and filings required for proposed capital market transactions. “Tax fees” include the aggregate fees billed for professional services rendered by the Company’s independent auditor for tax compliance, tax advice and tax planning.

ADDITIONAL INFORMATION

Additional information relating to the Company’s business is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the Company’s principal shareholders, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the management information circular prepared for the Annual Meeting of Shareholders held on September 2, 2010, and available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s financial statements and Management Discussion and Analysis for the Company’s most recently completed financial year and is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

APPENDIX 1

TIMMINS GOLD CORP.
(the “Company”)

AUDIT COMMITTEE MANDATE AND CHARTER

A.	AUTHORITY AND MANDATE

	1.	The Audit Committee (the “Committee”) is an advisory committee of the Board of Directors of the Company (the “Board”).

2.

This mandate and charter (the “Charter”) is part of a flexible governance framework for the Board’s’ strategic oversight of the Company. This Charter will be interpreted in the context of the Company’s Articles and all applicable laws, regulations and listing requirements and guidelines, including those of the Canadian Securities Administrators: National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), and National Instrument 52-110 Audit Committees (“NI 52-110”) as amended from time to time.

This Charter is a Board policy to guide the directors and officers in the governance of the Company. Although this Charter is intended to consolidate and restate legislative, regulatory or corporate obligations established by other documents and processes, it remains subject to the most current and binding legislative, regulatory and contractual obligations of the Company, and its directors and officers.

The authority and mandate of this Committee will evolve for greater independence of Committee members and processes as the corporate enterprise emerges through stages of capitalization and production.

	3.	The Committee has the authority to:

		a)	engage independent external auditors;

		b)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

		c)	set and pay compensation for any advisors appointed by it; and

		d)	communicate directly with the internal and external auditors.

Such advisors and external auditors will report to and be accountable to the Committee.

	4.	The Committee reports to and is accountable to the Board. The Company will provide the Committee with reasonable resources for its work, including services of non-executive secretary.

5.

The Committee may delegate information assembly, assessment or advisory responsibilities to such advisors or subcommittees as it reasonably sees fit. The Committee may request any executive officer, employee, advisor or consultant of the Company to attend a Committee meeting and the individuals will be obliged to make every effort to do so or provide alternative effective communications with the Committee.

OVERVIEW AND PURPOSE

6.	The Audit Committee approves, monitors, evaluates, advises or makes recommendations to the Board, in accordance with this Committee charter, on:

	a)	matters affecting the external audit and the financial reporting and accounting control policies and practices of the Company; and

	b)	oversight of management's duties regarding financial risks encountered by the Company.

MEMBERSHIP AND ATTENDANCE AT MEETINGS

7.

The members of the Committee will consist of a minimum of three directors, appointed from Board directors by the Board and at the pleasure of the Board. Committee members will be appointed or affirmed at the first Board meeting following each Annual General Meeting and should expect to serve successive terms. One member of the Committee should have professional financial credentials and expertise.

8.

Subject to limited permitted exemptions, every audit committee member must be independent. At all times, even if exemptions apply, a majority of the members of the Committee will be “independent” (as defined by NI 52-110, and the Company’s Board Guideline: Independence).

9.

Subject to limited exemptions to upgrade education, every audit committee member must be financially literate as defined by NI 52-110, currently as having the ability to read and understand a set of financial statements of comparable breadth and complexity of issues reasonably expected to be raised in the financial statements of the Company.

10.	The Board will designate the chair of the Committee (the “Chair”).

11.

Attendance by invitation at a or a portion of a Committee meeting is determined by the Chair in the first instance, or by resolution of the Committee members. One or more of the Chief Financial Officer, Chief Executive Officer, or President of the Company, the auditor, and such other corporate officers, advisors, or support staff should be prepared to attend at the request of the Chair.

DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

12.

The Board, executive officers, and advisors, recognize that the Committee’s role is one of advising on strategic matters and providing oversight through the periodic assessment of corporate-governance performance against strategic plans, policies and protocols.

The Company’s executive officers and management are responsible for recommending board governance systems and strategic planning, enterprise risk management, and establishing internal controls, including retaining such advisors as management sees fit for professional advice on such matters. Executive officers, management and advisors are expected to have more time, knowledge and information to address day-to-day details and decisions; the Committee is expected to exercise due care and diligence at a strategic oversight level but not to provide detailed expertise nor assurances as to the work of others.

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13.	The following responsibilities are guidelines, subject to such other responsibilities or limitations designated by resolution of the Board from time to time, and to special circumstances:

	13.1	Financial Strategic Planning and Policies

The Committee will review and make recommendations to the Board on matters related to:

		(a)	strategic plans, goals, policies and budgets related to the financial and risk management and administration of the Company, and;

		(b)	finance policies of the Company for compliance with such strategic documents, including such matters as signing authority, internal systems and controls, and reporting.

As a guideline and not as an exclusive list, the Committee will periodically review and assess, in conjunction with management and the external auditor, the following financial policy matters:

		(a)	the appropriateness of accounting policies and financial reporting practices used by the Company;

		(b)	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

		(c)	any new or pending developments in accounting and reporting standards that may affect or impact on the Company;

		(d)	identification of the Company’s principal financial risks and uncertainties and the systems to manage such risks and uncertainties;

		(e)	the key estimates and judgments of management that may be material to the financial reporting of the Company;

(f)

 that adequate procedures are in place for the review of the Company’s public disclosure of financial information derived from the Company’s financial statements, other than the Company’s financial statements, MD&A and annual and interim earnings press releases, as applicable;

		(g)	the integrity (including without limitation, the effectiveness) of the Company’s disclosure controls and procedures, internal control and management information systems;

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(h)	the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company, and;

(i)	the approval policies and practices concerning the expenses of officers of the Company, including the use of Company assets.

13.2	Financial Accountability and Public Disclosures.

The Committee will,

(a)

obtain reasonable assurance, by discussions with and reports from management and external auditors, that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented;

(b)	review, and recommend to the Board for approval, the following public disclosure documents:

	i.	the financial content of the annual report, if applicable;

	ii.	the annual management information circular and proxy materials;

	iii.	the annual information form, if applicable;

	iv.	management’s discussion and analysis section of the Company’s quarterly and annual reports, and;

	v.	quarterly financial statements and related press release, if applicable, on earnings of the Company, and;

(c)

review, and recommend to the Board for approval, all financial statements, reports of a financial nature, and the financial content of prospectuses or any other reports which require approval by the Board, including any report of management which accompanies published financial statements (to the extent such a report discusses the financial position or operating results) for consistency of disclosure with the financial statements themselves.

prior to the Company providing such disclosures to the shareholders, any regulatory authority, or the public.

13.3	Financial Accountability and the External Auditor.

The Committee will,

(a)

assess candidates and recommend to the Board an external auditor to prepare an annual auditor’s report and perform other audit services for the Company and recommend the compensation of the external auditor , for the approval of the Board and nomination of such auditors by resolution for appointment by the shareholders in a general meeting;

(b)	review the terms and conditions of the annual external audit engagement including, but not limited to, :

i.	staffing;

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ii.	objectives and scope of the external audit work;
iii.	materiality limits;
iv.	audit reports required;
v.	areas of audit risk;
vi.	performance timetable; and
vii.	proposed fees and compensation.

(c)

pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditors or those of its subsidiaries; the Committee may delegate to one or more independent members of the Committee the authority to pre-approve non–audit services if the Committee is informed of each pre-approval at the next scheduled Committee meeting (all pre-approvals shall be made according to the pre-approval policies and procedures specified by the Board for each particular non-audit service);

(d)	review the fees paid to the external auditors or its affiliates for non-audit services, and consider the impact on the independence of the external audit work;

(e)

oversee the work of the external auditors engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting, and including the review with the external auditors the results of the annual audit examination including, but not limited to the following:

i.	any difficulties encountered, or restrictions imposed by management, during the annual audit;

ii.	any significant accounting or financial reporting issues;

iii.	the auditor’s evaluation of the Company’s system of internal accounting controls, procedures and documentation;

iv.

the post-audit or management letter containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

v.	any other matters which the external auditors should bring to the attention of the Committee.

(f)

meet with the external auditors, at least annually or as requested by the auditors, without management representatives present; and to meet with management, at least annually, without the external auditors present.

13.4	Financial Accountability, Risk Management and Internal Controls.

The Committee will,

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(a)

obtain reasonable assurance, by discussions with and reports from executive officers and the external auditors, that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented;

(b)

annually request the external auditor to provide its views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles, or methods and judgments about the clarity of disclosures;

(c)

review the engagement of the auditor every five years, and when changing auditors for this or any other reason, review all issues related to the change, including the information to be included in the notice of change of auditor called for under applicable securities legislation and the rules and policies of applicable exchanges, and the planned steps for an orderly transition;

(d)

review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements.

(e)	review the internal control and approval policies and practices concerning, and oversee the Company’s management of, identifying and mitigating financial risks faced by the Company.

(f)	review the compensation of directors and officers, including expenses and the use of the Company’s assets;

(g)	review all contractual indemnities and any claims of indemnification pursuant to the Articles of the Company;

(h)	provide Committee meeting minutes and reports to the Board, and;

(i)	review annually the terms of reference for the Committee and support the annual assessment of the performance of the Committee, and recommend any required changes to the Board.

13.5	Financial Accountability and Internal Transparency

The Committee will be responsible for the strategic oversight of, and have the full support and assistance of the Board and the Company to:

(a)

provide the Committee with such information, including access to all books, records, facilities and personnel, and resources to retain outside counsel or advisors, as the Committee may consider necessary and appropriate for its purposes.

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(b)

request that the Chief Executive Officer and Chief Financial Officer or persons who perform functions similar to them, report on any and all issues requested by the Committee or the external auditor, including those which are the subject of any Certificates to be signed and filed in accordance with applicable securities regulations by the Chief Executive Officer and Chief Financial Officer or persons who perform functions similar to them; and to review such report, and to;

(c)

establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and, for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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Audit Committee Mandate
Appendix A - Annual Agenda

The timetable below is a guideline of the Committee’s expected regularly scheduled activities.

	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
			[31Mar yr end]						[AGM]
Financial Strategic Planning and Policies										X
Financial Budget							X

Financial Audit			[31Mar yr end]	X
Review Auditor performance/retainer										X
Review Year-end statements						X

Financial Disclosures	X		X		X				X		X
– review disclosures and information/ transparency matters
Financial Risk Management										X
- Review internal controls and risk environment
Review accountability processes (complaints and concerns)										X
Oversight of complaints and concerns	X		X		X				X		X

Special [as required]			[ ]						[AGM]

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Audit Committee Mandate
Appendix B - Annual Assessment

B.1	Board Compliance - Audit Committee Annual Evaluation

[Please refer to the Governance Committee for the current standards and process for the annual assessment of the Committee’s work and performance, by the Committee or the G&N Committee]

B.2	Regulatory Compliance - Audit Committee Compliance Checklist[1]

[The following is the type of assessment which could be requested by or required of Corporate Counsel or an independent advisor to assist the Committee in understanding obligations for regulatory disclosures or reporting]

Governance Principles and Practices	Yes/No	Explain

Organized
Does the committee have a written mandate that addresses its purposes, goals and responsibilities; member qualifications, appointment and removal, and; reporting to the Board?

Has the committee developed and periodically updated a set of operations guidelines, including risks, staffing and consultants, for the Board?

Independent Judgment

As the President is a designated member of the Committee, are appropriate measures in place for the independent and objective exercise of judgment?

Competent

Are [all] members of the committee qualified to serve on the Committee?

Have engineering, systems or other operations consultants or advisors been retained to assist in strategic oversight or risk management matters, and if so who and under what mandate?

Effective and Accountable
Are all members of the Committee in compliance with the Code of Business Conduct and Standards?

Does the Committee annually evaluate its meetings, mandate, performance, and systems?

Does the Committee report to the Board after each committee meeting?

______________________________
1 Compiled from requirements of the NYSE and the Canadian TSX, but only as a guide -- not comprehensive nor current – confirm all current and applicable standards with legal counsel.

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